SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs the shareholders and the market in general that, on August 13, 2018, the Company's Executive Board approved the minimum selling prices of SPEs for the Eletrobras 01/2018 Auction, scheduled to take place on September 27, 2018, at B3 - Brasil, Bolsa, Balcão SA.

In this auction, 71 equity investments in SPE will be disposed in 18 lots, with minimum prices totaling R$ 3.1 billion and are shown in the table below. These prices are referenced to the base date of 12/31/2017 and include transaction costs.

MARKET ANNOUNCEMENT

MARKET ANNOUNCEMENT

MARKET ANNOUNCEMENT

1. Includes the SPE: Eólica Geribatú I S.A., Eólica Geribatú II S.A., Eólica Geribatú III S.A., Eólica Geribatú IV S.A., Eólica Geribatú V S.A., Eólica Geribatú VI S.A., Eólica Geribatú VII S.A., Eólica Geribatú VIII S.A., Eólica Geribatú IX S.A., Eólica Geribatú X S.A., Chuí Holding S.A., Eólica Chuí I S.A., Eólica Chuí II S.A., Eólica Chuí IV S.A., Eólica Chuí V S.A., Eólica Chuí VI S.A. and Eólica Chuí VII S.A;

2. Includes the SPE: Eólicas Serra das Vacas I S.A., Eólicas Serra das Vacas II S.A., Eólicas Serra das Vacas III S.A. and Eólicas Serra das Vacas IV S.A.;

3. Includes the SPE: Ventos de Santa Joana IX Energias Renováveis S.A., Ventos de Santa Joana X Energias Renováveis S.A., Ventos de Santa Joana XI Energias Renováveis S.A., Ventos de Santa Joana XII Energias Renováveis S.A., Ventos de Santa Joana XIII Energias Renováveis S.A., Ventos de Santa Joana XV Energias Renováveis S.A. and Ventos de Santa Joana XVI Energias Renováveis S.A.;

4. Includes the SPE:  Ventos de Santa Joana I Energias Renováveis S.A., Ventos de Santa Joana III Energias Renováveis S.A., Ventos de Santa Joana IV Energias Renováveis S.A., Ventos de Santa Joana V Energias Renováveis S.A., Ventos de Santa Joana VII Energias Renováveis S.A. and Ventos de Santo Augusto IV Energias Renováveis S.A.; and

5. Includes the SPE: Usina de Energia Eólica Caiçara I S.A., Usina de Energia Eólica Caiçara II S.A., Usina de Energia Eólica Junco I S.A. and Usina de Energia Eólica Junco II S.A..

Rio de Janeiro, August 14, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.